SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2024

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR DECEMBER TRAFFIC
GROWS 9% TO 12.5M GUESTS

    Ryanair Holdings plc today (Wed, 3 Jan) released December 2023 traffic stats as follows:

	Dec 22	Dec 23	Change
Guests	11.52m	12.54m	+9%
L. Fact	92%	91%	-1% pts
                                   Ryanair operated over 72,500 flights in Dec. Over 900 flights cancelled due to Israel/Gaza conflict.

Rolling	Dec 22	Dec 23	Change
Guests	160.4m	181.8m	+13%
L. Fact	92%	94%	+2% pts

ENDS For further info please contact:	Ryanair Press Office Tel: +353-1-9451799 press@ryanair.com

OTA Pirate Update:
In early Dec, most of the larger OTA Pirates (such as Booking.com, Kiwi, Kayak, etc.) suddenly removed Ryanair's flights from sale on their websites. This welcome removal may be the result of pressure from Consumer Protection Agencies or a response to the recent Irish High Court ruling, which granted Ryanair a permanent injunction against screenscraper Flightbox from unlawfully scraping Ryanair.com content for OTA's, or in response to Ryanair's KYP (Know Your Passenger) customer initiatives such as verification.
While these OTA Pirates only account for a small fraction of Ryanair's bookings, we expect the sudden removal of our flights from these OTA websites to reduce short term load factors by 1% or 2% in Dec and Jan and also to soften short term yields as we respond by making more low fares available directly to consumers. We do not expect this recent removal of OTA Pirate bookings will materially affect our FY24 traffic or PAT guidance.
Ryanair will respond to this welcome removal of our flights from OTA Pirate websites, by lowering fares where necessary to encourage all passengers to book directly on Ryanair.com where they are guaranteed to always get the lowest air fares without OTA Pirate overcharges, fake contact info, or other pricing/refund scams. In the meantime, Ryanair continues to make its fares available to honest/transparent OTA's such as Google Flights, who do not add hidden mark ups to Ryanair prices and who direct passengers to make their bookings directly on the Ryanair.com website.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 03 January, 2024

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary